October 20, 2005

Mr. D. Mark Bristow, Chief Executive Officer
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey JE1 1BJ Channel Islands

Re:	Randgold Resources Limited
		Amendment No. 3 to Registration Statement on Form F-3
      Filed October 19, 2005
	File No. 333-127711

Amendment No. 3 to Annual Report on Form 20-F for the year ended
December 31, 2004
	Filed October 19, 2005
	File No. 0-49888

Dear Mr. Bristow:

      We have limited our review of the above filings and your response letter dated October 12, 2005 to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended December 31, 2004

Financial Statements
Note 2 - Significant Accounting Policies
Property, Plant and Equipment, page F-8

1. We have reviewed your response to prior comment numbers 2 and 4.
Please address each of the following:

* We note that you have relied on the definition of probable as defined in Appendix A of IFRS 3. We note that the definitions set forth in the appendix are an integral part of IFRS 3. Please explain why this definition applies to your accounting for exploration and evaluation costs.

* We note your reference to a level of accuracy of 25%. Please explain what this level of accuracy is measuring and how it is determined.

* It continues to be unclear why definition drilling performed prior to your change in accounting policy does not provide the same level of certainty as definition drilling performed after your change in accounting policy. Please provide us with a time line that describes the types of exploration and evaluation activities performed at Loulo from the time proven and probable reserves were established to the present and explain why a particular activity resulted in a greater level of certainty than another.

* As previously requested, please identify manner in which and methods you will employ to determine your thresholds of probable and high degree of confidence. It continues to be unclear what information you will require and which circumstances must be in please for you to be able to consistently and objectively apply your accounting policy.

* Please expand your accounting policy to identify manner in which and methods you will employ to determine your thresholds of probable and high degree of confidence.

* We note the table that you have provided as an analysis that compares and contrasts the type of information available, the assessment of probability of cash flow generation and the degree of certainty for each type of exploration, including but not limited to
"greenfields", "brownfields", and "around existing mine locations".
Please explain how you will be able to use this level of detail to consistently and objectively apply your accounting policy.

We may have further comment.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact Kevin Stertzel at (202) 551-3723 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments.  Please contact
Jason
Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at
(202)
551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            K. Stertzel
      J. Davis
      G. Schuler
      T. Levenberg

            via facsimile
      Steven I. Suzzan, Esq.
            Fulbright & Jaworski LLP
            (212) 318-3400
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Mr. D. Mark Bristow
Randgold Resources Limited
October 20, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
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